

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Daniel J. Keating, III
Chief Executive Officer and Director
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> **Re:** **Tutor Perini Corporation**
> **Amendment #1 to Registration Statement on Form S-4**
> **Filed April 15, 2011**
> **File No. 333-173133**

Dear Mr. Keating:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1 – Opinion of Kirkland & Ellis

1. We note the assumption in the penultimate paragraph of the opinion letter. Please revise this assumption to clarify that it relates only to agreements and instruments which are not filed as exhibits to the company's filings with the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions, please contact Errol Sanderson, Financial Analyst, at (202) 551-3746, or me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christian O. Nagler, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022-4675